UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Blue Calypso, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09531B 104

(CUSIP Number)

James R. Craig

Blue Calypso, Inc.

1345 Valwood Parkway, Suite 301

Carrollton, TX 75006

972-695-4776

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. 9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09531B 104

1	Name of Reporting Person I.R.S. Identification No. of Above Person Andrew Levi

2	Check the Appropriate Box if a Member of a Group
	(a)	9
	(b)	9

3	SEC Use Only

4	Source of Funds OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 9

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 56,990,348

	8	Shared Voting Power 0

	9	Sole Dispositive Power 56,990,348

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,990,348

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares 9

13	Percent of Class Represented by Amount in Row (11) 46%

14	Type of Reporting Person IN

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Blue Calypso, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1345 Valwood Parkway, Suite 301, Carrollton, TX  75006.

Item 2.	Identity and Background

(a)-(c); (f) This statement is filed by Mr. Andrew Levi.  Mr. Levi is a U.S. citizen whose principal business address is 1345 Valwood Parkway, Suite 301 Carrollton, TX  75006.  Mr. Levi’s principal occupation is serving as the Chairman and Chief Executive Officer of the Issuer.

(d)-(e) During the past five years, Mr. Levi  has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 1, 2011, the Issuer entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with Blue Calypso Holdings, Inc., a privately held Texas corporation (“Blue Calypso”), and Blue Calypso Acquisition Corp., the Issuer’s newly-formed wholly-owned subsidiary (“Acquisition Sub”). Upon the closing of the transaction contemplated under the Merger Agreement (the “Merger”), Acquisition Sub merged into and with Blue Calypso, and Blue Calypso, as the surviving corporation, became a wholly-owned subsidiary of the Issuer.  Pursuant to the terms and conditions of the Merger Agreement, each share of Blue Calypso common stock issued and outstanding immediately prior to the closing of the Merger was exchanged for the right to receive 64.165 shares of Common Stock.

Immediately prior to the Merger, Mr. Levi beneficially owned 888,184 shares of common stock of Blue Calypso, which were converted into the right to receive 56,990,348 shares of Common Stock in the Merger.

Item 4.	Purpose of Transaction

The shares of Common Stock acquired by Mr. Levi were acquired for investment purposes. Mr. Levi presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of September 12, 2011, Mr. Levi may be deemed the beneficial owner of 56,990,348 shares of the Issuer’s Common Stock.  Mr. Levi is the direct owner of 53,256,920 shares of Common Stock.  Mr. Levi is the CEO and majority owner of a Texas corporation that owns 3,733,428 shares of Common Stock; therefore Mr. Levi is the beneficial owner of 3,733,428 shares of Common Stock.

(b) Mr. Levi has the sole power to vote or to direct to vote and to dispose or to direct the disposition of 56,990,348 shares of Common Stock.

(c) During the past 60 days Mr. Levi affected no transactions in the Common Stock other than as set forth in this Schedule 13D.

(d) No entity or person other than Mr. Levi is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 56,990,348 shares of Common Stock that are directly held by Mr. Levi.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to be Filed as Exhibits
The following is filed as an exhibit hereto:

Exhibit	Description of Exhibit
2.1

Agreement and Plan of Merger and Reorganization, dated as of September 1, 2011, by and among Blue Calypso, Inc., Blue Calypso Acquisition Corp., and Blue Calypso Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Blue Calypso, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2011

	By:	/s/ Andrew Levi
Andrew Levi

EXHIBITS

Exhibit	Description of Exhibit
2.1

Agreement and Plan of Merger and Reorganization, dated as of September 1, 2011, by and among Blue Calypso, Inc., Blue Calypso Acquisition Corp., and Blue Calypso Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Blue Calypso, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2011)